                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A
                                  ------------
                                 Amendment No. 3
                                 ---------------

                              Westergaard.com, Inc.
                              ---------------------
                 (Name of Small Business Issuer in its charter)



        Delaware                                            52-2002729
        --------                                            ----------
        (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                   Identification No.)


560 West 43rd Street New York, New York                         10036
---------------------------------------                         -----
(Address of principal executive offices)                        (Zip Code)


Issuer's telephone   (212) 947-1999

Securities to be registered under Section 12(b) of the Act:

                  NONE

Securities to be registered under Section 12(g) of the Act:

                   Common and Preferred Stock $0.001 par value
                   -------------------------------------------
                                (Title of class)

TABLE OF CONTENTS
-----------------

Part I
------

Item One.  Description of the Business
         A.  Business Development
         B.  Business of the Issuer
Item Two.  Management's Discussion and Analysis or Plan of Operations
Item Three.  Description of Properties
Item Four.  Security Ownership of Certain Beneficial Owners and Management
Item Five.   Directors, Executive Officers, and Control Persons
Item Six.  Executive Compensation
         A.  Directors' Compensation
         B.  Compensation of Executive Officers
Item Seven.  Certain Relationships and Related Transactions
Item Eight. Description of Securities
         A.  Common Stock
         B.  Preferred Stock

Part II
-------

Item One. Market for Common Equity & Related Stockholder Matters
     A.   Principal Market or Markets
     B.   Approximate Number of Holders of Common Stock
     C.   Dividends
Item Two.  Legal Proceedings
Item Three.  Changes in and Disagreements with Accountants
Item Four.  Recent Sales of Unregistered Securities
Item Five. Indemnification of Directors and Officers

Part F/S
--------
Financial Statements

Part III
--------
Index to Exhibits
Signatures
Exhibits

PART I

ITEM ONE.  DESCRIPTION OF THE BUSINESS

A. BUSINESS DEVELOPMENT

Westergaard.com, Inc. ("Westergaard" or "the Company") is a Delaware Corporation. Our principal business address is 560 West 43rd Street, New York, New York 10036. Our telephone number is (212) 947-1999.

We were incorporated under the laws of the State of Delaware on August 15, 1996, as "Westergaard Online Systems, Inc." On February 18, 1999, we formally changed our name to Westergaard.com.

We have never been a party to any bankruptcy, receivership, or similar proceeding.

B.  BUSINESS OF THE ISSUER

General

We operate primarily through a wholly owned subsidiary, Westergaard Broadcasting Network.com, Inc. ("WBN"), an investment research, publishing and broadcasting venture. We engage in providing a paid Internet-based research listing service to small cap (up to $1.5 billion marketcap) public companies defined as "Member Affiliates." The service is designed to assist in creating market liquidity and shareholder values for our Member Affiliates. We believe that liquidity is equally a function of access to accurate and timely fundamental information and analysis as it is a function of dealer/auction market making activities.

We employ Senior Contributing Analysts with an average of more than 20 years professional experience with institutional brokerage firms, investment bankers and investment institutions. These analysts provide accurate, credible, objective, and timely research and analysis characterized by sound investment judgment that can only derive from extensive experience. Their research is delivered to online institutional and private investors via the Internet in a unique and original format providing a global reach and quality of investment analysis not previously available on equal terms to private and institutional investors.

The "unique and original format" is the WBNcyberStation(TM) ("cyberstation"), a service of our subsidiary Westergaard Broadcasting Network.com, Inc., which operates two Internet broadcast channels accessible via the Universal Resource Locator (URL) at www.westergaard.com. They are Westergaard Broadcasting Network.com and Westergaard Portal-to-Wall Street.

The WBNcyberStation(TM)

The WBNcyberStation(TM) is an Internet publishing concept developed by John Westergaard and associates over five years beginning in April 1995. It provides original investment analysis and aggregates financial information for our "Member Affiliates." The purpose of the service is:

(1) to enhance shareholder value and improve market liquidity of the common shares of Member Affiliates by accurately defining them to the Internet investment community and helping protect them from the effects of misleading, fraudulent, and otherwise hostile information posted anonymously on Internet message boards for purposes of stock manipulation or other malicious intent;

(2) to reach out to shareholders, other investors and other stakeholders such as customers, vendors, employees, educators and students by employing the facilities of the Internet in conjunction with traditional media to provide awareness of the services of WBN and Member Affiliates.

WBNcyberStations(TM) are constructed and maintained by Senior Contributing Analysts and Editors. Each station is composed of 15 substations, which are called "cyberstudios," of which six provide analytical information and analysis, five "community" oriented services, and four resource links to other sites. Visitors initially enter a "Briefing Room" where a short overview of the Member Affiliate is presented. They then have a choice of cyberstudios to visit as follows:

Analysis
--------

                  Briefing Room - the introduction to a WBN Member Affiliate in which its business strategy is outlined along with a one to three year scenario of the Member Affiliate's future prospects.

                  Institutional Analysis - WBN's detailed analysis, carefully drafted after extensive due diligence by a WBN Contributing Analyst.

                  News Analysis - recent news and events impacting a Member Affiliate's business and its prospects are presented and commented upon by the WBN analyst.

                  ProVestor(TM) Plus - a co-branded product of MarketGuide, Inc. ProVestor(TM) consists of ten to fifteen pages of carefully crafted statistics and comparative financial data on the Member Affiliate.

                  Wall St. Research - other investment research is referenced by source and analyst coverage. Market makers, exchange specialist firms and other pertinent information is also carried in this section.

                  Archive - this space is designated to host referenced WBN articles and other information posted or available through hypertext links.

Community
---------

                  Company Web Site - a direct hyperlink to the WBN Member Affiliate's home page.

                  Meet the Analyst - biographical information on the WBN analyst and editor responsible for covering the Member Affiliate.

                  Ask the Analyst - this feature is the most popular on the WBN web site. It is in effect an e-mail bulletin board by which readers direct questions to, and receive answers from, WBN analysts and editors.

                  WBNcyberPatrol(TM) - this service links to message boards engaged in posting commentary and information about Member Affiliates. Hostile and misinformed postings are examined and refuted or explained depending upon circumstances.

                  Auditorium - this space presents slide shows and prospectively advanced multimedia content.

Resource Links
--------------

                  Corporate Info - contains basic corporate information including address, universal resources locators, corporate officers, directors, contact information and investor relations representation if applicable.

                  Quote & Chart - WBN provides a co-branded direct link to Big Charts for market data including charts, stock and volume quotations, price volume relationships and price volume history.

                  SEC Edgar Online - a direct link is presented to SEC filings, government filings and all stock exchange filings.

                  EPS Estimates - WBN provides a link to Quicken.com for the latest information on Zacks earnings estimates.

Member Affiliates

Before becoming a Member Affiliate, we conduct a rigorous screening process utilizing both professional and ethical standards. In evaluating a potential Member Affiliate, we will conduct a through due diligence review of a company. In performing our screening process, we will visit the proposed member affiliate and investigate its management, its directors, and any investment bank(er) that it is working with. In addition, we will perform a comprehensive analysis of the company's business plan, including a determination as to what are the ideas behind, and the feasibility of, the business plan; does the company have sufficient management and resources to develop its business plan; and whether the technology exists to accomplish the company's business objectives. In the event that we are unsure whether a potential member affiliate's proposed business plan is achievable, we will meet with the company in an effort to redefine goals which we determine to be realistic for that company with the desired result that the company will become a Member Affiliate. However, if we are unsure regarding a company's proposed business, and the company cannot justify its goals, we will not accept it to become a Member Affiliate. To date, we have rejected providing coverage on 40.7% of companies considering becoming Member Affiliates. Member Affiliates pay an annual listing fee for construction and maintenance of the cyberStation of $48,000 a year, which is billed quarterly.

The Audience

We market our services to an audience of small cap oriented institutional investors and educated, affluent private investors. These audiences are defined by certain attributes including a long term idea-driven investment perspective, a respect for knowledge and learning, a global perspective on social, political, and economic affairs as they relate to the investment decision process, and shared values as to a commitment to honesty and integrity in the sourcing and application of investment information. We believe this growing, influential Internet audience will lead to acceptance of the WBNcyberStation(TM) for web-delivered analytical investment content.

There is no user charge to investors for access 24 hours a day, seven days a week, to WBNcyberStations(TM), Westergaard Daily Interpreter, Westergaard's Portal-to-Wall Street, or our other services. Prior to the emergence of Internet-based research it would not have been possible to economically produce and deliver such a service free to all end users, if at all.

WBNcyberStation(TM) Research Components, Additional Sources of Information, Additional Revenue Streams

In addition to a proprietary research component, each WBNcyberStation(TM) aggregates a range of ancillary content and provides direct links to other Web sources of relevant information. Such other sources include Market Guide ProVestor(TM), a comprehensive analytical service, on-line sources and articles, SEC or other government filings, market data (including price and volume data and charts) and links to Member Affiliates' home pages. Users may directly question our analysts by email via "Ask the Analyst." Future plans call for introduction of multimedia presentations and facilities for user interactivity.

Our main source of revenues is the listing fee charged to Member Affiliates for construction and maintenance of the WBNcyberStations(TM). Conferences which we, and companies run by our founder and John Westergaard, are also a source of revenues and profits, albeit in a declining phase as Wall Street conferencing increasingly migrates to the Internet.

We anticipate establishing other revenue streams from multiple sources, including but not limited to user payments for value-added services, such as when a Member Affiliate generates press, releases news or an event occurs which appears to affect a Member Affiliate's industry or business, WBN analysts discuss both the pertinence and relevance of the event to the Affiliate's strategic corporate plan, and provides a detailed analysis of how and why this event is important to the Member Affiliate. This is a value-added service to standard event reporting, and if syndicated to other news or content providers, could become an additional revenue stream.

In addition, we further anticipate revenue streams from web advertising, co-branding/subcontracting and proposed formation of an all day Internet-based radio station, known commonly as "webcasting." In the foreseeable future, however, the core revenue stream will remain primarily dependent on WBNcyberStation(TM) listing fees.

WBNcyberPatrol(TM)

We have formed WBNcyberPatrol(TM), which constitutes an integral component of the service. The Internet contains several heavily trafficked message boards at sites such as Yahoo!, Motley Fool, Raging Bull and Silicon Investor. These message boards sometimes contain thousands of postings, most of which are anonymous. Such postings occasionally influence markets, notably in the case of thinly traded stocks, and may be employed for purposes of stock manipulation by the posting of misleading information and rumors. WBNcyberPatrol(TM) monitors Member Affiliate's message boards at these locations. Misleading, erroneous, malicious or fraudulent material is brought to the attention of the editor and analyst assigned to the targeted Member Affiliate so that clarifications can be posted or, if called for, remedial action taken.

Our Conference Series

The Westergaard Conference Series is in its 23rd year. We produce approximately three to four conferences a year designed to introduce micromidcap public companies (defined as up to $2 billion in market capitalization) to investment professionals. In the past attendance at our conferences have ranged from 125 to over 400 participating companies. Participating co-host companies are charged a fee to present to a specified group of investment professionals in a one-day road show format. We try to entice our Member Affiliates to participate in the conferences by offering them a discount on the conference fees. We handle all logistical elements of each conference including promotion and registration of conference attendees.

Westergaard's Portal-to-Wall Street

Our Portal-to-Wall Street is an Internet portal, which can be accessed at www.portal-to-wallstreet.com, or through a link at www.wbn.com, connects investors to several hundred investment-related Internet sites of which many, but not all, are reviewed by an editor. It provides a comprehensive, efficient, one-stop gateway to financial web sites and services on the Internet. Selected sites are reviewed and categorized examples are "Best Economic Sites," "Best Research Sites," and "Best Internet Brokers." This service is designed to position us as an upscale provider of services to the thoughtful long-term investor consistent with the audience we seek to develop.

WBNfn

Our subsidiary, WBN, has been working with RadioWallStreet.com, a service of Vcall (vcall.com) in broadcasting "Johnny Dotcom's Journal," a weekly one-half hour CEO interview conducted by John Westergaard. Due to the positive response by listeners to "Johnny's Dotcom's Journal," we anticipate in the fall of 2000 launching WBNfn, which we plan to be a daytime Internet radio station.

Internet radio transmissions are possible as a result of audio streaming, meaning that a complete audio file does not have to be downloaded before music or talk on the radio begins to broadcast. The listener does, however, need to have a computer equip with a sound card, speakers, and an audio plug-in for the web-browser.

WBNfn will broadcast between 9:00 a.m. and 5:00 p.m., and will carry news and information on micromidcap stocks, including interviews with industry insiders engaged in the micromidcap market segment, such as analysts, CEOs, brokers, and portfolio managers. We anticipate that we will be able to offer features not presently available to conventional television or radio stations. Specifically, our listeners will be able to play, rewind, and fast-forward the program at their will, allowing them to move to specific segments of interest. Listeners will be able to access old broadcasts in our archives. Also, we also plan to issue daily emails alerting subscribers to the day's programming for recall at their homes that evening and we expect that our programs will be accessible globally via the Internet.

         Organization

We presently comprise one corporation, Westergaard.com, Inc. (OTCBB:WSYS) with one wholly owned subsidiary: Westergaard Broadcasting Network.com. Inc (WBN).

         Raw Materials

The use of raw materials is not now a material factor in our operations.

         Competition

We are not aware of any organization that is presently or is contemplating the business model outlined in this document, which is the aggregation of investment analysis and information on small and mid-cap companies, including independent, proprietary investment analysis performed by experienced professionals, delivered over the Internet without charge to private and institutional investors. There is, however, no technical, financial or other barrier to entry for some individual, group of individuals, or corporate entity to provide a comparable service to ours. Several conventional and online brokerage and investment banking firms and other providers of quality investment and financial information are making research available over Internet. In addition, there are financial news and information sources that compete for readers' and advertisers' attentions and spending.

Many of our existing competitors, as well as potential direct competitors, have longer operating histories, greater name recognition, larger consumer and reader bases and greater financial, technical, research, and marketing resources than ours. This may allow them to devote greater resources than we can to develop and promote their services. These competitors may also engage in more research and development, undertake more far reaching marketing campaigns, and make more attractive offers to existing and potential clients and employees, outside contributors, strategic partners, and advertisers. These competitors may develop content that is equal or superior to ours or that gains greater market acceptance than our content. It is also possible that new competitors may emerge and rapidly acquire a significant market share. We accordingly may not be able to compete successfully for clients, advertisers, readers, and analysts, which could materially adversely affect our business, results of operations, and financial condition.

         Dependence on a Few Major Customers

We are primarily dependent on Member Affiliates (WBNcyberStations(TM)) for revenues. There are at the present time (15) WBNcyberStations(TM). Although we believe that the potential for growth in that number to be large, in which event dependence on any single client would be proportionately lessened. However, if we are unable to retain more Member Affiliates, we will remain dependent on our current portfolio of Member Affiliates and be financially vulnerable if we were to lose any of these affiliates as clients.

         Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts, Including Duration.

We filed for trademarks for the names of "WBNcyberStation" and "WBNcyberPatrol" on December 22, 1998. The application is still open pending potential opposition from third parties. If there is no opposition filed in the Office of Patent and Trademark, we will be granted both marks. There has been no opposition filed to date.

We also filed for trademarks for the names "Johnny Dotcom" and "Johnny Dotcom's Journal" on January 7, 2000. These applications are still open pending potential opposition from third parties. If no opposition is filed in the Office of Patent and Trademark, we will be granted both marks. There has been no opposition filed to date.

         Need for Government Approval

The Company does not require approval of any government agency to produce or market its services.

         Effect of Existing or Probable Government Regulations on the Business

Certain existing laws or regulations specifically regulate communications or commerce on the Web. Moreover, laws and regulations that address issues such as user privacy, pricing, online content regulations, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. Such regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it could take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity, and personal privacy are applicable to the web. The Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. Any new laws regulating and/or relating to the web, or certain application or interpretation of existing laws, could decrease the growth in the use of the web, decrease the demand for our web site or otherwise materially adversely affect our business.

         Research and Development

Our research and development requirements primarily consist of keeping current on developments relating to technology to support the objectives of our business plan and other aspects of operating an Internet-based investment research, publishing and broadcasting venture. We hired, as of January 20, 2000, a non-executive Vice President of Business Development whose primary responsibility is developing strategic partnerships, promoting community business and relationships, and engaging in other common marketing tactics designed to expand our Internet relationships. He is responsible for the "look and feel" of the site and of developing and implementing an Internet branding strategy.

Management and other employees all engage in "surfing" the net in the normal pursuit of their duties. They report observations of potential strategic interest to the CEO and the Editorial Director including, but not limited to, examples of new applications of

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technology, design and other features at other Internet web sites. We intend to embark on a redesign of our web site in the spring of 2000 at an estimated cost of between $50,000 and $100,000.

         Environmental Compliance

We do not face any environmental compliance issues or costs.

         Employees

We employ eight (8) full time employees. We expect to hire additional full time employees in the next fiscal year. In addition, we also retain eleven (11) Senior Contributing analysts.

         Risk Factors

Investors should be aware that there are various risks associated with us and our business, including the ones discussed below. The following risk factors should be carefully considered, together with other information contained in this Form 10-SB, in evaluating us.

Our Limited Operating History Makes It Difficult To Determine Our Future Success. We were incorporated on August 15, 1996, and launched the first WBNcyberStation(TM) in December, 1997. Accordingly, we have a limited operating history upon which to evaluate our business and prospects. An investor in us should consider the risks, expenses, and difficulties associated with companies with limited operating histories and information companies. These risks include, but are not limited to, the absences of a significant operating history, lack of market recognition, and limited banking and financial relationships.

We May Not Be Able to Obtain the Financing and Capital Required to Maintain and Grow Our Business. To date, we have incurred net losses, including net losses of $581,576 and $1,165,939 for the years 1998 and 1999, respectively. As of October 31, 1999, we had an accumulated deficit of $2,423,993. We expect to incur substantial up-front capital expenditures and operating costs in connection with the operation and expansion of our web sites, which will result in significant losses for the foreseeable future. There can be no assurance that we will generate significant revenues or achieve profitable operations. Our independent certified public accountants' report on the financial statements includes an explanatory paragraph stating that our ability to continue our business is dependant upon our ability to obtain additional capital, among other things, which raises doubts about our ability to continue as a going concern.

We May Not be Able to Accomplish Our Business Plan, If We Cannot Attract and Retain Qualified Analysts. Our future success depends substantially upon continued efforts to recruit qualified securities analysts to evaluate and produce institutional level investment analysis. There is fierce competition among brokerage and investment banking firms to recruit analysts. We will focus, as we have, primarily on recruitment of senior analysts with 20 or more years experience with first line brokerage and investment banking firms and investment institutions who are at a semi-retired stage in their careers or otherwise have cause to work independently. Were the services of a significant number of our analysts lost or were we unable to attract additional qualified analysts, our business, results of operations, and financial condition could be materially or adversely affected.

We Are Dependent On Key Existing And Future Personnel For Our Success. Our success will depend to a large degree upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our business prospects and potential earning capacity. As our business continues to grow, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. There can be no assurances that we will be able to recruit or retain such new employees on terms suitable to us.

Failure to Maintain and Recruit Member Affiliate Clients May Affect Our Profitability. Our future success is substantially dependent on maintaining and increasing the number of micromidcap companies that subscribe for the construction and administration of WBNcyberStations(TM). The number of micromidcap public companies willing to pay for our services may not increase. If the market for our services develops more slowly than anticipated, our business, results of operations, and financial condition may be materially adversely affected.

Our Stock Has A Limited Trading Market, Which May Affect Our Stock's Liquidity. Approximately 1,600,000 shares of our Common Stock are estimated to be currently free trading. There are approximately 10,000,000 shares of our Common stock, which are "restricted securities," subject to volume limitations and other conditions of Rule 144 under the Securities Act. Our Common Stock currently trades on the over-the-counter Bulletin Board ("OTCBB"). We cannot assure that an active trading market for our stock will develop or continue. In the absence of any readily available secondary market for our securities, holders thereof may experience great difficulty in selling their securities at or near the price originally paid by them.

Furthermore, Penny stocks typically are equity securities with a price of less than $5.00 a share, other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities are provided by the exchange or system. Currently our Common Stock does fall under the definition of a penny stock and is subject to Section 15(g) of the Securities Exchange Act of 1934 and the relevant rules thereunder. The "penny stock" rules impose additional sales practice requirements on the broker-dealers who sell our securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouse). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation received by the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination the penny stock is a suitable investment for the purchaser and the broker-dealer must obtain the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules and investors may find it more difficult to sell their securities.

We Do Not Pay A Dividend On Our Common Stock. We have not paid any cash dividends to date, and there are no plans for paying cash dividends on our Common Stock in the foreseeable future. Initial earnings that we realize, if any, will be retained to finance our growth. Any future dividends, of which there can be no assurance, will be directly dependent upon our earnings, our financial requirements, and other factors.

ITEM TWO.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

The following discussion of the financial condition and results of our operations should be read in conjunction with our financial statements and related notes appearing in Part III of this Form 10-SB. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. For a discussion of the risk factors that could cause actual results to differ materially from the forward-looking statements, you should read the "Risk Factors" section of this Form 10-SB.

Overview

We were incorporated in 1996. Our primary activities to date have consisted of the following:

Developing a business model;

Marketing our services to smallcap companies;

Recruiting employees and analysts;

Initial planing and development of our web sites; and

Building of infrastructure of web sites.

COMPARISON OF RESULTS FOR THE FISCAL YEAR ENDED OCTOBER 31, 1998 TO THE FISCAL YEAR ENDED OCTOBER 31, 1999.

Our fiscal year ends on October 31st. Therefore, any reference to the end of the year refers to the end of the stated fiscal year.

REVENUE. Total revenues decreased $166,838 or by 30% for 1999 to $380,528, as compared to 1998. This is primarily due to decreasing the number of Westergaard Conferences that we conducted in 1999 from four conferences in 1998 to three conferences in 1999. At the conferences, participating co-host companies are charged a fee to present to a specified group of investment professionals. The fees charged to co-hosts are recognized when the conference is presented and not when received by us. Total revenues from our conferences in 1999 decreased by $214,598 or 52% to $196,468 compared to 1998. We decreased the number of conferences in 1999 as a result of what we perceived to be generally inhospitable market conditions for smallcap companies in early 1999.

Revenues from our membership fees associated with construction and maintenance of the cyberstations increased $334 or by .25% to $131,667 as compared to 1998. We currently have fifteen Member Affiliates. In 1997, we had two Member Affiliates. In 1998 we had six Member Affiliates. In 1999 we had ten Member affiliates. The current fee for WBNcyberStation service is $48,000 per year, which was a price point decision reached in January 1999. Previous to that date, there were varying pricing schedules: prior to 1997 the fee was $4,000 per year, in 1997 the fee was changed to $20,000 and in 1998 the fee was increased to $24,000, and then $30,000.

In several instances we have waived and/or deferred fees with respect to our conferences and in providing services to various Member Affiliates. In conference fees we waived $54,000 and $18,000 in 1999 and 1998, respectively. Conference fees are partially or totally waived for two reasons: (1) "Make Goods" - when host companies do not have a satisfactory turnout for their sessions we will typically invite them back the following year at a discount or, in some instances, for free (in advertising parlance, these are "Make Goods"). They remain obligated for cost of the Waldorf suite where their meetings are held so the net out of pocket cost is minimal and therefore the effect on liquidity is minimal. (2) On rare occasions a company may be invited to co-host as an inducement to come on as a WBNcyberStation. We are then waiving a $9,000 fee at minimal cost to pick up a $48,000 fee.

In member fee income, we waived $76,000 and $22,000 in 1999 and 1998, respectively.

Cyberstation fees have been waived in whole or in part on occasion in order to get stations up to showcase our service and our analysts. We consider waiving fees for these purposes to be a means to establish customer loyalty and assist the development of our business. We will continue to waive fees on occasion for these purposes and do not believe that this practice will materially impact our operations or liquidity.

OTHER OPERATING EXPENSES. Other operating expenses consist primarily of salary and administrative costs as well as professional services and fees. These expenses also include rent, office supplies, conference expenses, leases of computer equipment, and telephone charges. Total Other Operating Costs increased $417,525 or 37% in 1999 to $1,546,467. This was primarily due to hiring additional employees and analysts, costs to support web site operations and building the infrastructure of the web sites, and Internet Service Provider costs, which amounted to $559,878.

In addition, in March of 1999 we entered in to an agreement with MarketGuide, Inc., for ProVestor Reports, a comprehensive analytical service, that provides on-line sources and articles, SEC or other government filings, market data, such as price and volume data and charts on our member affiliates. Pursuant to this agreement we pay MarketGuide $100 a month per Member Affiliate, subject to a $2,000 per month minimum royalty fee.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of the depreciation of furniture, computer equipment and software, and telecommunications equipment. Total depreciation and amortization expense in 1998 was $14,555 and $16,352 for the year ended 1999.

LIQUIDITY AND CAPITAL RESOURCES. We have incurred losses since inception, and at the end of the fiscal year on October 31, 1999, had an accumulated deficit of $2,423,993. We have financed our operations primarily through private financing, discussed later in this Form 10-SB.

Net cash used in operations increased to $1,375,333 from $111,818 for 1999 as compared to the same period in 1998. This was primarily due to an increase in the addition of new employees, consultants and analysts, an increase in general and administrative expenses including hiring an executive search firm to find our new CEO, legal and accounting fees in accordance with completing an audit, the hiring of a Marketing Director and marketing and travel expenses associated with marketing the product.

Our material capital commitments consist of obligations under facilities, operating leases, and salaries of our employees and analysts. We anticipate that we will experience an increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure, including redesigning our web site, upgrading our software and in-house computers, and increasing personal. We anticipate that our costs for the above expenditures will be approximately $90,000 to $150,000. We further anticipate devoting additional resources to building strength in our brand name and business model through increased marketing and advertising in both print media and on the Internet. In fiscal year ended October 31, 1999, we spent $24,097 on advertising expenses. We expect to spend approximately $500,000 on marketing and advertising in the year 2000.

We also plan to launch WBNfn, our Internet radio station, in the fall of 2000. We anticipate that we will have to hire personnel for the radio station including financial journalists and producers. We foresee payroll costs for WBNfn will be approximately $500,000 for its first year. We anticipate that our operating costs for the radio station will be approximately $800,000 for its first year.

We plan to support the radio station through advertising fees. The Internet radio station is suitable for advertisements on-air and banner advertisements. However, there can be no assurance that we will generate sufficient revenues from advertisements to cover our costs or make a profit. If we do not raise sufficient funds as a result of advertisements it may have a material adverse effect on our business, results of operations, and our financial condition.

We anticipate seeking additional funding for our operations through a private offering of our preferred stock. Adequate funding may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing preferred stock, dilution to existing shareholders could result. Furthermore, in the event that we are unable to obtain the outside financing, we will have to scale back our growth plans and business operations to allow us to continue without the addition of capital. Specifically, we would eliminate or delay plans to pursue the formation of our Internet radio station, limit our marketing and advertising budget, and, if necessary, scale down in payroll expenses. If we are not able to obtain additional capital, we may be unable to develop or enhance our products and services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations.

COMPARISON OF RESULTS FOR THE FISCAL QUARTER ENDED JANUARY 31, 1999 TO THE FISCAL QUARTER ENDED JANUARY 31, 2000.

Our first fiscal quarter ends on January 31st. Any reference to the end of the fiscal quarter refers to the end of the first fiscal quarter for the periods discussed herein.

REVENUE. Total revenues for the fiscal quarter ended January 31, 2000 decreased $96,197 or by 49% to $97,940 as compared to the fiscal quarter ended January 31, 1999. This is primarily due to the annual Westergaard-Strain Oil & Gas Conference being held this year in February, after the close of the January 31 quarter, vs. being held last year in January 1999. This is also due to a decline in member fee income which decreased by $21,001 or by 50% to $21,000. This decrease in member fees was a result of our focus during this time period on reorganizing our marketing effort under the direction of our new chief executive officer.

Moreover, for fiscal quarter ended January 31, 2000, we waived $20,000 in member fee income as compared to fiscal quarter ended January 31, 1999, when we waived $14,500. With respect to our conference series for fiscal quarter ended January 31, 2000, we waived $54,000 in member fee income as compared to fiscal quarter ended January 31, 1999, when we waived $18,000. We expect to continue to waive fees on occasion to promote legitimate business purposes.

OTHER OPERATING EXPENSES. Other operating expenses consist primarily of salary and administrative costs as well as professional services and fees. These expenses also include rent, office supplies, conference expenses, leases of computer equipment, advertising and marketing, and telephone charges. Total Other Operating Costs increased $131,897 or 68% in the fiscal quarter ended January 31, 2000 to $324,372, of which $5,954 was on advertising. Our operating expenses increased primarily due to the hiring of a Chief Executive Officer, which includes the retainer of an Executive Search firm, a Vice President of Business Development, and other legal and accounting expenses related to becoming a reporting company.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses consist primarily of the depreciation of furniture, computer equipment and software, and telecommunications equipment. Total depreciation and amortization expense in the fiscal quarter ended January 31, 2000 was $38,018 and $17,363 for the fiscal quarter ended January 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES. We incurred losses during the fiscal quarter ended January 31, 2000. Our net loss for the fiscal quarter ended January 31, 2000 was $226,432. In the first fiscal quarter of 1999 we had net income of $1,662.

Net cash used in operations increased to $335,543 from $297,398 for the fiscal quarter ended January 31, 2000 as compared to the same period in the first fiscal quarter of 1999.

Our limited operating history makes predictions of our future results of operations difficult to assess. Our operations may never generate significant revenues, and we may never achieve profitable operations. Indeed, our history of operating losses raises doubt about our ability to continue operations. In the years 1998 and 1999, we incurred net losses of $581,576 and $1,165,939, respectively. As of the end of the 1999 fiscal year, we had an accumulated deficit of $2,423,993. Based upon our projected costs for the year 2000 and our past operating losses, we will need to obtain sufficient additional financing or other working capital to fund our operations, if we do not obtain additional financing or working capital, we may not be able to continue our operations. As a result of our operating losses and anticipated expenditures, our independent certified public accountants' report on the financial statements includes an explanatory paragraph stating there is substantial doubt about our ability to continue our business as a going concern.

ITEM THREE.  DESCRIPTION OF PROPERTIES

Our executive offices are maintained in a combination commercial/residential building at 560 West 43rd Street, Suites 39E and 31K, New York, New York 10036. The current monthly rent for the two suites is $6,316.82 for 2,037 square feet. On May 26, 1999, we signed a two-year lease for these premises. The building has agreed to rent additional space to us satisfy our growth requirements. Our Internet servers are hosted off-site at Hi-way Technologies, Inc. (a Verio, Inc. subsidiary), 5050 Blue Lake Drive, Boca Raton, FL 33431 and Digiweb.com, 4716 Pontiac Street, Suite 306, College Park, MD 20740 at $5,746.32 per year (478.86 per month).

ITEM FOUR.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth the number of shares of our $.001 par value common stock beneficially owned by (i) each person who, as of the date hereof, was known by us to own beneficially more than five percent (5%) of our issued and outstanding common stock; (ii) each of the named Executive Officers; (iii) the individual Directors; and (iv) the Officers and Directors as a group. As of the date hereof, there were 11,916,445 common shares issued and outstanding.


------------------------ ----------------------------------- ---------------------------- ----------------------------
Title of Class           Name and Address of Beneficial      Amount of Beneficial         Percent of Class(1)
                         Owner                               Ownership
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   John Westergaard (director)         5,565,000                    47%
                         560 West 43rd Street,
                         New York, New York 10036
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Dov Perlysky                        1,000,000                     8%
                         9 Beachwood Drive,
                         Lawrence, NY  11559
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Thomas Wojciechowski                0(2)                         0%
                         11 Greenbriar Lane
                         Wilton, CT  06897
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Anne Straton (officer)               480,000(3)                   4%
                         63 East 79th Street, #3B
                         New York, NY  10021
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Derrick Ashcroft (director)         1,000(3)                      .01%
                         Flying X Ranch
                         HC 30 Box 66
                         Monticello, NM  87939
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Wenke B. Thoman (director)          0(3)                          0%
                         180 East 95th Street
                         New York, NY  10028
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   William R. Grant (director)         40,000(4)                     .03%
                         30 Sutton Place, Apartment 7B,
                         New York, New York 10022
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Joseph Allen (director)             0(5)                          0%
                         235 West 48th Street
                         New York, NY  10036
------------------------ ----------------------------------- ---------------------------- ----------------------------
Common                   Officers and Directors as group     7,086,000                    59%
------------------------ ----------------------------------- ---------------------------- ----------------------------

(1) All percentages are rounded to the nearest one hundredth.
(2) Mr. Wojciechowski was issued 500,000 stock options exercisable $0.80 per share.

(3) On March 31, 1998, Directors Ashcroft and Thoman and Executive Vice President Straton were each issued 100,000 stock options exercisable at $1.00 per share. These options expire on March 31, 2008.

(4) Does not include 289,855 shares owned by Galen Advisors, of which William R. Grant is a General Partner.

On May 1, 1999, Mr. Grant was issued 100,000 stock options exercisable at $3.00 per share. On the same day, he was issued 20,000 options exercisable at $0.69 per share. All 120,000 of Mr. Grant's options expire on May 1, 2009.

(5) Does not include 100,000 shares owned by Allen & Caron, Inc., of which Mr. Allen is a 75% owner.

On July 7, 1999, Mr. Allen was issued 100,000 stock options exercisable at $1.00 per share. Mr. Allen's options expire on May 1, 2009.

ITEM FIVE.   DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

Our current directors and executive officers, who will serve until the next annual meeting, or until their successors are elected or appointed and qualified.


--------------------------------------------------------------------------------------------------------------------
         NAME                  AGE                   POSITION
--------------------------------------------------------------------------------------------------------------------
John Westergaard               68                    Chairman of Board, Publisher, Editorial Director
--------------------------------------------------------------------------------------------------------------------
Thomas J. Wojciechowski        40                    President, Chief Executive Officer, Director
--------------------------------------------------------------------------------------------------------------------
Anne H. Straton                36                    Executive VP, Secretary, Executive Editor
--------------------------------------------------------------------------------------------------------------------
Derrick Ashcroft               70                    Director
--------------------------------------------------------------------------------------------------------------------
Wenke B. Thoman                54                    Director
--------------------------------------------------------------------------------------------------------------------
William R. Grant               75                    Director
--------------------------------------------------------------------------------------------------------------------
Joseph Allen                   55                    Director
--------------------------------------------------------------------------------------------------------------------

BACKGROUNDS OF OFFICERS AND DIRECTORS

John Westergaard, Chairman of the Board, Publisher and Editorial Director: Mr. Westergaard is an internationally respected investment analyst and financial writer whose professional investment career spans 43 years. He entered the investment business in 1957 with Standard and Poor's Corporation where he served as a member of the President's Staff. In 1962, he co-founded Equity Research Associates. In 1968, Equity Research Associates became a New York Stock Exchange Member. From 1978 to 1990, he served as a Managing Director of Ladenburg Thalmann & Co. Inc., investment bankers and New York Stock Exchange members for over 100 years. In 1984, he founded a public mutual fund, The Westergaard Fund, which was liquidated in 1987. From 1990 until the founding of Westergaard.com, Inc. in 1996, Mr. Westergaard was engaged in founding, managing, and serving as an editor with Westergaard Publishing Corporation, a fax and directory publishing and conference business. Mr. Westergaard is the Chairman of our subsidiary WBN and has also served from 1998 to the present on the board of directors for Paulson Capital Corporation, a public company.

Mr. Westergaard graduated from Williams College in 1953 and served in military counterintelligence from 1953 to 1956. He has served as a guest panelist at the U.S. Army and U.S. Navy War Colleges, has on numerous occasions been a featured guest on "Wall Street Week" with Louis Rukeyser, a guest many times on CNBC, CNN, PBS, and a featured speaker before several dozen investment analyst societies and educational institutions, including Harvard Business School, The Wharton School, and Yale University.

Thomas J. Wojciechowski, President/Chief Executive Officer: Mr. Wojciechowski comes to Westergaard.com, Inc. from MoneyLine Network, Inc., an Internet startup engaged in delivering financial services to the global institutional marketplace. As a core member of the executive management, he was responsible for strategic relationships, global sales and product marketing. Mr. Wojciechowski is also the President and Chief Executive Officer of our subsidiary WBN.

From 1983 to 1998, Mr. Wojciechowski held various executive positions with Reuters, Ltd. From 1996 to 1998, he was Director of National Accounts, Reuters America, Inc. and Vice President of Reality Online, a Reuters subsidiary providing Internet based transaction solutions aimed at the individual investor. From 1988 to 1996, he was responsible for sales and operations of Reuters' Information Management Systems in an 18 state region. Previous to that he served five years in Germany and Switzerland primarily in sales, marketing and product development capacities. Mr. Wojciechowski graduated from Purdue University in 1982 with a B.S. in Electrical Engineering.

Anne H. Straton, Executive Vice President, General Manager and Executive Editor:
Ms. Straton has been a manager, writer and an editor in the communications industry for fifteen years. Prior to joining us, Ms. Straton worked for the United States Embassy in Bonn, Germany, where she managed the English speaking television network, ACT

Entertainment from 1994-1997. In addition to station management, Ms. Straton wrote, directed and produced network programming, special programs and local news. Responsible for the coordination of satellite transmissions and special broadcasts, Ms. Straton worked with international journalists covering the European Union. Ms. Straton is also the Executive Vice President of our subsidiary WBN.

From 1993-1994, Ms. Straton worked for CNN International in London and ongoing from 1987-1997 co-wrote, directed and produced documentary and feature films through her film production company, foureyesfilms. She received a Master of Arts in International Communication from the European Institute for International Communication in Maastricht, The Netherlands in 1993, and a Bachelor of Arts in from the University of Vermont in 1985.

Derrick Ashcroft, Director: Mr. Ashcroft owns and operates a 75,000 acre commercial cattle ranch in New Mexico and sits on the board directors of Golf Entertainment, Inc., Leasing Edge Corp., LEC Technologies, Inc., and Omap Holdings, Inc. He served as Chairman of Cardiopet from 1988 to 1995, previously held various executive positions including President, with several ventures marketing tax-driven leasing transactions, and from 1961 to 1980 founded and built one of the largest typesetting and graphic communications groups in Europe. He was educated at Magdalen College in Oxford with an M.A. in History and served as an officer in the Royal Artillery.

Wenke B. Thoman, Director: Ms. Thoman is the Vice President of Eastern Industrial Mineral Holdings, Inc., a company engaged in importing minerals from the Mediterranean and producing high temperature insulation in Georgia and Louisiana. From 1990 to 1995, she served as Chairman of Rain Hill Group, a consulting firm specializing in corporate development issues. She served as VP Corporate Finance at Paine Webber from 1987-1990, VP Merger and Acquisitions at American Can Company from 1985-1987, VP Investment Banking at Donaldson Lufkin & Jenrette from 1980 - 1985 and Director of Corporate Development at Chargeurs SA, a diversified French company from 1977 to 1979. She currently serves as Director of various private companies and non-profit organizations. Ms. Thoman was born in Norway and raised in Canada. She received her MBA from INSEAD, France in 1977 and attended McGill University in Canada from 1964-1966.

William R. Grant, Director: Mr. Grant is Chairman of Galen Associates, a venture capital firm focused on the healthcare industry with currently over $1 billion under management. Mr. Grant serves on the board of directors of OSI Corp. Until recently, he served as non-executive Vice-Chairman of SmithKline Beecham and currently is on the boards of Allergan, Flex-Foot, Bank Audi, Vasogen, MiniMed, Ocular Sciences and Witco Chemical Corporation. Prior to establishing Galen in 1989, Mr. Grant was Chairman of MacKay-Shields Financial, an investment management and venture investment firm from 1987 - 1989. He began his career as a drug and chemical analyst with Smith Barney, eventually becoming the firm's President. Mr. Grant graduated in 1949 from Union College on whose board of trustees he currently serves.

Joseph Allen, Director: Joseph Allen is founder and principal owner of Allen & Caron (formerly South Coast Communications), an investor relations firm based in Irvine, California and New York City. Prior to its founding in 1988, Mr. Allen served two years as Vice President/Corporate Affairs of General Automation, Inc., as president and principal of Allen & McGarvey, a corporate and financial relations agency from 1981 - 1987, and previous to that as Vice President of Bozell & Jacobs in charge of their Newport Beach and Los Angeles offices from 1979 - 1981. Earlier in his career, Mr. Allen was employed in publishing with Sage Publications, a publisher of scholarly journals. He has written four books, of which "Systems in Action" (Scott Foresman) was used in the course study at leading graduate schools of management. Mr. Allen has lectured on public relations at UCLA Anderson Graduate School of Management and UCLA Extension. Mr. Allen serves on the board of directors for Ophthalmic Imaging Systems, Inc.

ITEM SIX.  EXECUTIVE COMPENSATION

A.  DIRECTORS' COMPENSATION

Directors receive compensation of $200 per board meeting and are reimbursed for out-of-pocket expenses incurred while attending board meetings.

B.  COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the current salaries for our named Executive
Officers:

SUMMARY COMPENSATION TABLE. The following table sets forth certain summary information concerning the compensation paid to our CEO and other executive officers.


                                                                          Long Term Compensation
                                                                 ----------------------------------------
Annual Compensation                                              Awards                        Payouts
---------------------------------------------------------------- ----------------------------- -----------
   (a)        (b)        (c)           (d)          (e)             (f)         (g)              (h)        (i)

Name                                               Other                      Securities                    All
And                                                Annual         Restricted    Under-            LTIP      Other
Principal                                          Compen-          Stock       lying            Payouts    Compe-
Position                                           sation          Award(s)     Options/             ($)    Nsation
                                                                     ($)        SARs (#)                     ($)



Position     Year                  Salary($)         Bonus($)        ($)

---------------------------------------------------------------- ----------------------------- ----------- -----------
John Westergaard 1/1/99-1/1/00     $166,000          ----          ----           ----          ----        ----
Chairman, Director and Editorial
Director


Tom Wojciechowski: 11/29/99 -      $200,000      $100,000        500,000 options @ $0.80
President, CEO and Director

Anne Straton     1/1/99-1/1/00      $72,000                        -----          ----          ----        ----
Executive Vice President,                                        100,000 options @ $1.00
Secretary, Managing Editor

Option/SAR Grants in Last Fiscal Year. The following table sets fourth summary information concerning the issuance of options during the last fiscal year. No stock appreciation rights (SAR) have been granted.


                               (Individual Grants)
-------------------------------------------------------------------------------------------------------------------
Name      Number of        Percent of total          Exercise or         Expiration       Market
-------------------------------------------------------------------------------------------------------------------
          Securities        options/SARs             base price            date           Price on
          Underlying        granted to               ($/Sh)                               Date of
          Options/SARs      employees in                                                  Grant
          Granted (#)       fiscal year

-------------------------------------------------------------------------------------------------------------------
(a)...........(b) . . . . . . . .(c). . . . . . . . . . (d) . . . . . . . . (e). . . . . . .(f).....

Tom            500,000             82%                 $0.80            11/29/09         $1.43
Wojciechowski


ITEM SEVEN.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following transactions have been undertaken within the last two years with related parties.

Westergaard Publishing Corp., a separate New York Corporation which was founded by John Westergaard, is currently in the process of being dissolved. During all times that Westergaard Publishing was incorporated, John Westergaard was an officer, a director and a shareholder. An asset that Westergaard Publishing held was 1,445,000 shares of Westergaard.com. Upon dissolution it was determined by the shareholders of Westergaard Publishing, John Westergaard and Dov Perlysky, that 1,355,000 shares of Westergaard.com would be distributed as 355,000 shares to John Westergaard and 1,000,000 to Dov Perlysky. The 1,000,000 shares that Mr. Perlysky received made him a beneficial owner of Westergaard.com providing him with an 8% interest. The remaining 90,000 were distributed as compensation to the following: 50,000 shares to Strain Consulting, Inc., for consulting services; 25,000 to A. Joseph Tandet for legal services; 10,000 shares to Robert Arnold as compensation for legal advice; and 5,000 shares to Alvin Rosen for accounting services.

During the year ended October 31, 1998, Westergaard Publishing Corporation transferred to us securities valued at approximately $93,000 in full settlement for a $50,000 noninterest-bearing loan from us. As a result of this transaction, we recognized a capital contribution of approximately $42,000, which represents the excess value of securities received over the affiliated receivable.

We have unpaid expense reimbursements made by Westergaard Publishing Corporation on behalf of us and an outstanding loan balance of $50,000 from Westergaard Publishing Corporation. The loan bears interest of 8% per annum and does not have a scheduled repayment date.

William R. Grant, a Westergaard.com Director, provided significant assistance to the Company with regard to our second round of financing in January 1999. In conjunction with this financing, Mr. Grant assisted in structuring the offering and played a significant role in arranging a $200,000 bridge loan to fund operations pending completion of the financing. As consideration for his services to the Company he received 20,000 options to purchase Westergaard.com common stock.

In connection with the offering of our common stock completed in the year ending October 31, 1997, we granted 500,000 options to James Goldberg, a consultant, who assisted with the offering. These options were granted in fiscal 1998 and the fair value of such options was approximately $335,000 at grant date.

Some technical operations are housed with our webmaster, Paul Compton, who works out of a home office in Minneapolis, Minnesota. We do not pay any rent to Mr. Compton to house these operations. However, Mr. Compton is paid an annual salary of $48,000 in his position as Webmaster for the Company.

ITEM EIGHT.  DESCRIPTION OF SECURITIES

A.  COMMON STOCK

The total number of shares of Common Stock that we have the authority to issue is 100,000,000 at $0.001 par value. As of the date hereof, 11,916,445 common shares were issued and outstanding. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the shareholders, including the election of directors. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they so choose.

B.  PREFERRED STOCK

On February 15, 2000, our shareholders approved a proposed amendment to our Certificate Incorporation allowing the issuance of 10,000,000 Shares of Preferred Stock $.001 par value per share in such series and designations as the Board may form time to time approve. On March 2, 2000, we amended our Certificate of Incorporation to reflect this amendment. On March 7, 2000, our Board designated 250,000 shares as Series A Preferred Stock. The Series A Preferred Stock has the following rights and preferences:

Preference as to Earnings, Assets and Liquidation- The Series A Preferred Stock is preferred as to both earnings and assets, and in the event of our liquidation, dissolution, or winding up, the holders of our Series A Preferred Stock are entitled, before any of our assets are distributed among or paid over to the holders of the Common Stock, to be paid in full $10.00 per share of Series A Preferred Stock. After payment of $10.00, the holders of the Series A Preferred Stock and Common Stock may participate ratably in the division of our remaining assets.

Conversion- The Preferred Stock is convertible into shares of Common Stock at the applicable conversion rate (1:10 assuming no share splits) either voluntarily by the Preferred Shareholder 90 days after the purchase of the Shares or by us if the market value of the shares of Common Stock exceeds $2.00 per share for ten (10) consecutive trading days. We have defined Market value as the average of the bid and asked prices (or the closing price if the stock is listed on the NASDAQ National Market System) on any given date.

Voting Rights- The holders of the Preferred Stock are be entitled to the number of votes equal to the number of shares of Common Stock that the shares of Preferred Stock could be converted on the declared record date. The shares of Preferred Stock have voting rights and powers equal to the voting rights and powers of the Common Stock, unless otherwise expressly provided under Delaware law.

Registration Rights- The holders of the Preferred Stock receive "piggyback" registration rights for one year from the date of purchase on unconverted Preferred Stock. These shares will be included in any "primary registration" statement, where we are selling our own stock; or in any "secondary registration" statement, where we are filing a registration statement to permit others to sell (other than registrations filed pursuant to Forms S-4 or S-8). The piggyback registration rights will be subject to standard underwriting provisions such as cut backs due to market conditions and market standoff agreements.

Dividends- Holders of shares of Preferred Stock are entitled to receive, when and if declared by our Board of Directors, out of funds at the time legally available, dividends at a rate of 6% per annum, payable in cash or in kind (shares of restricted Common Stock at fair market value) at our discretion annually on the last day of our fiscal year beginning October 31, 2000. The initial dividend will be prorated based upon the date of purchase. Dividends will accrue and are cumulative from the date of the first issuance of the Preferred Stock and will be payable to the holders of record as they appear on our stock books on the declared record date as fixed by our Board of Directors. Accumulated dividends on shares of Preferred Stock will not bear interest.

PART II

ITEM ONE. MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

A. PRINCIPAL MARKET OR MARKETS

NASDAQ OTC Bulletin Board

Our securities began trading on the Nasdaq Bulletin Board under the symbol "WSYS" on June 12, 1997. During the prior two calendar years the low and high bid prices as reflected by interdealer quotations were:


--------------------------------------------------------- -------------------------- --------------------------------
QUARTER                                                   Low Bid                    High Bid
--------------------------------------------------------- -------------------------- --------------------------------
3rd Quarter '97                                           1 5/8                      2 7/8
--------------------------------------------------------- -------------------------- --------------------------------
4th Quarter `97                                           1                          2
--------------------------------------------------------- -------------------------- --------------------------------
1st Quarter '98                                           5/8                        15/16
--------------------------------------------------------- -------------------------- --------------------------------
2nd Quarter '98                                           1/2                        3/4
--------------------------------------------------------- -------------------------- --------------------------------
3rd Quarter '98                                           1/4                        9/16
--------------------------------------------------------- -------------------------- --------------------------------
4th Quarter '98                                           43/246                     2 3/4
--------------------------------------------------------- -------------------------- --------------------------------
1st Quarter '99                                           1 5/16                     6 3/8
--------------------------------------------------------- -------------------------- --------------------------------
2nd  Quarter '98                                          15/16                      1 7/8
--------------------------------------------------------- -------------------------- --------------------------------
3rd Quarter `99                                           1/2                        1 3/16
--------------------------------------------------------- -------------------------- --------------------------------
4th Quarter `99                                           9/16                       1 5/8
--------------------------------------------------------- -------------------------- --------------------------------
1st Quarter '00 to date                                   5/8                        1 1/8
-------------------------------------------------------------------------------------------------------------------

B. APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date hereof, a total of 11,916,445 shares of our common stock were outstanding. Of these, 1,603,975 are free trading and 10,312,470 are restricted shares.

The number of holders of record of our common stock is estimated to be 155. Of these 89 are listed by our transfer agent and the balance are thought to hold shares purchased in the market and held in brokerage accounts.

C.  DIVIDENDS

The holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends on our common shares in the foreseeable future.

ITEM TWO.  LEGAL PROCEEDINGS

At this time we are not involved in any litigation and we are not aware of any pending litigation or the possibility of future litigation which could adversely effect the Company or our Shareholders.

We had been the subject of a formal order of investigation dated February 13, 1998, pursuant to Rule 7(a) of the Securities and Exchange Commission (the "SEC") Rules relating to investigations. The investigation concerned allegations that we may have failed to make appropriate disclosures on our web pages.

The SEC took testimony of John Westergaard, our Chief Executive Officer, on October 1, 1998, and interviewed at least two of our corporate clients. We fully cooperated with the investigation and reviewed with the SEC staff members our disclosure policies. On

February 24, 2000, we were notified by the SEC that the investigation has been terminated and that no enforcement action has been recommended.

Currently, we display on our web site a disclaimer allowing visitors to the site to review compensation the Company, our employees, and our officers receive for their services. Neither the Company, its employees, nor its Contributing Analysts accept cash, stock, stock options or other consideration from any Member Affiliate for services rendered for any purpose other than the construction and maintenance of a WBNcyberStation or participation in a Westergaard Conference.

ITEM THREE.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not had any disagreements on accounting and financial disclosures with our accounting firm during the reporting period or during the preparation of its audited financial statements for the years ending October 31, 1998, and October 31, 1999.

ITEM FOUR.  RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following unregistered common stock in the three-year period preceding the date of this Registration Statement:

On October 31, 1996, we issued an aggregate of 1,000,000 shares of our common stock pursuant to the exemption from registration provided by Regulation D Rule 504 and Section 3(b) of the Securities Act of 1933 to approximately 103 investors at a price of $1.00 per share. The offering was fully subscribed and closed, we raised $1,000,000, and the shares began trading publicly on the Nasdaq OTC Bulletin Board on June 7, 1997. Our use of this exemption is claimed based on the fact that we raised only $1,000,0000 and that we conducted no financing in the twelve months prior and the six months subsequent to this offering.

On January 15, 1999, the Company sold an aggregate of 2,922,470 shares of our restricted common stock in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the provisions of Regulation D promulgated thereunder. The shares were offered at $0.69 per share to a limited number of individual and entity investors. The shares were purchased by 36 accredited investors. Pursuant to this offering we raised $2,016,500.

ITEM FIVE. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation limit, to the maximum extent permitted by law, the personal liability of directors and officers for damages for breach of any duty owed to us or to our shareholders. The Articles of Incorporation provide further that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interest, and in conjunction therewith, to procure, at our expense, policies of insurance. Quotations on a Director's and Officer's Insurance Policy, and an Errors and Omissions Policy are currently being sought.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               WESTERGAARD.COM, INC.

                               Date:  May 11, 2000


                               By:    /s/ Thomas J. Wojciechowski
                                      ---------------------------
                                      Thomas J. Wojciechowski, President
                                      Chief Executive Officer

                                      /s/ Anne H. Straton
                                      -------------------
                                      Anne H. Straton, Executive Vice President

                                    PART F/S

FINANCIAL STATEMENTS.

         F-1 Audited financial statements for the Company for the period ending December 31, 1999. The following financial statements are attached to this report and filed as a part thereof.

      1) Independent Auditors' Report
      2) Financial Statements as of October 31, 1999
      4) Notes to Consolidated Financial Statements as of October 31, 1999

         F-2 Unaudited financial statements for the Company for the quarters ended January 31, 2000, and January 31, 1999. The following financial statements are attached to this report and filed as part of thereof.

1)       Statement of Operations
2)       Balance Sheet
3)       Consolidated Statement of Cash Flows

                 CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                      WESTERGAARD.COM, INC. AND SUBSIDIARY

                                October 31, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Westergaard.com, Inc.


We have audited the consolidated balance sheet of Westergaard.com, Inc. and Subsidiary (the "Company") as of October 31, 1999, and the related consolidated statements of operations, shareholders' equity (deficit), comprehensive income and cash flows for the years ended October 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Westergaard.com, Inc. and Subsidiary as of October 31, 1999, and the consolidated results of their operations and their consolidated cash flows for the years ended October 31, 1999 and 1998, in conformity with generally accepted accounting principles.

As discussed in Note C, the Company restated its financial statements for the year ended October 31, 1998.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note H, the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note H. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Grant Thornton, LLP
New York, New York
December 10, 1999

                      Westergaard.com, Inc. and Subsidiary

                           CONSOLIDATED BALANCE SHEET

                                October 31, 1999
                                  (as restated)


                                     ASSETS


CURRENT ASSETS

     Cash                                                                                                      $    626,164
     Investment in securities, at market                                                                             15,787
     Accounts receivable                                                                                             49,000
     Employee advances                                                                                               20,765
                                                                                                               ------------

              Total current assets                                                                                  711,716

NONCURRENT ASSETS
    Property and equipment (less accumulated
       depreciation and amortization of $33,715)                                                                     62,934
    Other assets                                                                                                      8,714
                                                                                                              -------------

              Total noncurrent assets                                                                                71,648
                                                                                                               ------------

              Total assets                                                                                     $    783,364
                                                                                                                ===========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses                                                                      $    136,290
    Deferred revenues                                                                                               122,000
    Due to affiliate                                                                                                 60,033
    Other liabilities                                                                                                45,993
                                                                                                                -----------

              Total current liabilities                                                                             364,316

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
    Common stock, par value $.001; 100
    ,000,000 shares authorized;
       11,916,445 shares issued and outstanding                                                                      11,916
    Additional paid-in capital                                                                                    2,861,275
    Accumulated deficit                                                                                          (2,423,993)
    Accumulated other comprehensive loss                                                                            (30,150)
                                                                                                               ------------

              Total shareholders' equity                                                                            419,048
                                                                                                                -----------

              Total liabilities and shareholders' equity                                                       $    783,364
                                                                                                                ===========


The accompanying notes are an integral part of this statement.

                      Westergaard.com, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             Year ended October 31,




                                                                                                1999               1998
                                                                                          ---------------     ------------
                                                                                                              (as restated)

Revenues

    Member fee income (net of fees waived of $76,000                                        $    131,667        $   131,333
       and $22,000 in 1999 and 1998, respectively)
    Conferences (net of fees waived of $54,000 and                                               196,468            411,066
       $18,000 in 1999 and 1998, respectively)
    Realized gain from investment in securities                                                                       3,783
    Interest                                                                                      30,006
    Other                                                                                         22,387              1,184
                                                                                            ------------       ------------

         Total revenues                                                                          380,528            547,366

Expenses

    Conference expense                                                                            93,706            181,375
    Compensation and benefits                                                                    507,230            431,150
    Professional services                                                                        320,429            166,122
    Rent and occupancy                                                                            65,224             58,939
    General and administrative expenses                                                          552,183            280,929
    Interest                                                                                       7,695              4,821
    Miscellaneous expense                                                                                             5,606
                                                                                         ----------------     -------------

         Total expenses                                                                        1,546,467          1,128,942
                                                                                              ----------         ----------

         NET LOSS                                                                            $(1,165,939)       $  (581,576)
                                                                                              ==========         ==========

Loss per share

    Basic and diluted                                                                             $(0.10)            $(0.06)
                                                                                                    ====              =====

Weighted-average common shares outstanding
    Basic and diluted                                                                         11,307,592          8,993,975
                                                                                              ==========          =========








The accompanying notes are an integral part of these statements.

                      Westergaard.com, Inc. and Subsidiary

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

                      Years ended October 31, 1999 and 1998


                                                    Common stocks
                                      ----------------------------------------                     Accumulated
                                                                   Additional       Accumu-          other
                                                        Par         paid-in          lated      comprehensive
                                            Shares     value         capital        deficit      income (loss)         Total
                                      -------------- ----------  -------------  -------------  ----------------  --------------
                                                                 (as restated)  (as restated)                     (as restated)

Balance at October 31, 1997             8,973,975    $  8,794     $   723,181   $   (676,478)   $    -            $      55,497

Proceeds from collection of stock
   subscription receivable                 20,000         200          19,800                                            20,000

Net loss                                                                            (539,060)                          (539,060)

Unrealized depreciation on
   investment in securities                                                                        (34,922)             (34,922)
                                      -------------- ----------  -------------  -------------  ----------------  --------------



Balance at October 31, 1998, as
   previously reported                  8,993,975       8,994         742,981     (1,215,538)      (34,922)            (498,485)

Adjustment-capital contributed                                         42,516        (42,516)
                                      -------------- ----------  -------------  -------------  ----------------  --------------


Balance at October 31, 1998
   as adjusted                          8,993,975       8,944         785,497     (1,258,054)      (34,922)            (498,485)

Issuance of common shares               2,922,470       2,922       2,013,578                                         2,016,500

Fair value of stock options issued                                     62,200                                            62,200

Net loss                                                                          (1,165,939)                        (1,165,939)

Unrealized appreciation on
   investment in securities                                                                          4,772                4,772
                                      -------------- ----------  -------------  -------------  ----------------  --------------

Balance at October 31, 1999            11,916,445     $11,916     $2,861,275     $(2,423,993)     $(30,150)        $    419,048
                                       ==========      ======      =========      ==========       =======          ===========













The accompanying notes are an integral part of this statement.

                      Westergaard.com, Inc. and Subsidiary

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                             Year ended October 31,




                                                                                                1999               1998
                                                                                            --------------       ------------
                                                                                                                (as restated)

Comprehensive income
     Net loss                                                                                 $(1,165,939)         $(581,576)
     Other comprehensive income (loss)
         Unrealized depreciation on investment in securities                                      (30,150)           (34,922)
                                                                                              -----------          ---------

         Comprehensive income (loss)                                                          $(1,196,089)         $(616,498)
                                                                                               ==========           ========


















The accompanying notes are an integral part of these statements.

                      Westergaard.com, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             Year ended October 31,


                                                                                             1999                 1998
                                                                                      ----------------       -------------
                                                                                                             (as restated)

Cash flows from operating activities
    Net loss                                                                               $(1,165,939)          $(581,576)
    Adjustments to reconcile net loss to net cash used in
       operating activities
          Depreciation and amortization                                                         16,352              14,555
          Short-term financing cost - fair value of stock options issued                        62,200
          Realized gain on investment in securities                                                                 (3,783)
          Changes in operating assets and liabilities
              (Increase) in employee advances                                                   (4,125)            (12,090)
              (Increase) in accounts receivable                                                (49,000)                  -
              Decrease in other assets                                                                               7,020
              (Decrease) increase in accounts payable and
                  accrued expenses                                                            (106,349)            164,991
              (Decrease) increase in deferred revenues                                         (24,135)             99,135
              (Decrease) increase in due to affiliate                                          (50,000)             99,600
              (Decrease) increase in other liabilities                                         (54,337)            100,330
                                                                                           -----------            --------

                      Net cash used in operating activities                                 (1,375,333)           (111,818)
                                                                                            ----------            --------

Cash flows from investing activities
    Proceeds from sale of investment in securities                                                                  50,362
    Purchase of fixed assets                                                                   (26,018)             (3,584)
                                                                                          -------------         ----------

                      Net cash (used in) provided by investing activities                      (26,018)             46,778
                                                                                          ------------          ----------

Cash flows from financing activities
    Proceeds from issuance of stock                                                          2,016,500
    Proceeds from collection of stock subscription receivable                                        -              20,000
                                                                                      ----------------           ---------

                      Net cash provided by financing activities                              2,016,500              20,000
                                                                                            ----------           ---------

                      NET INCREASE (DECREASE) IN CASH                                          615,149             (45,040)

Cash at beginning of year                                                                       11,015              56,055
                                                                                          ------------           ---------

Cash at end of year                                                                       $    626,164          $   11,015
                                                                                           ===========           =========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:

      Interest                                                                                 $10,849
                                                                                                ======
Noncash investing activities

    Securities received in settlement of affiliated receivable                                                  $   50,000
                                                                                                                 =========

Noncash financing activities

    Value of securities contributed in excess of affiliated receivable                                          $   42,516
                                                                                                                 =========
    Stock options issued relating to short-term financing                                      $62,200
                                                                                                ======


The accompanying notes are an integral part of these statements.

                      Westergaard.com, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            October 31, 1999 and 1998

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Organization

         Westergaard.com, Inc. (formerly known as Westergaard Online Systems, Inc.)(the "Company"), a Delaware company, was organized on August 15, 1996 and commenced operations on October 1, 1996. The Company was formed to engage in the business of online publishing on the Internet, primarily for the purpose of providing investment research on publicly traded Micro-Mid Cap companies. Additionally, the Company publishes a directory of publicly traded health care companies and sponsors conferences focusing on Micro-Mid Cap companies.

         The consolidated financial statements include the assets, liabilities and results of operations of the Company's subsidiary, Westergaard Broadcasting Network, Inc. All intercompany balances and transactions have been eliminated.

     2.  Investments in Securities

         The Company's investments in securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities consist of equity securities and are stated at fair value, which is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. Unrealized holding gains and losses are reflected as a net amount in a separate component of shareholders' equity until realized. Realized gains and losses on sales of investments in securities are determined on a specific identification basis.

     3.  Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Computer equipment and furniture are depreciated over 5 to 7 years. Computer software is amortized over 3 years. Leasehold improvements are amortized over the lives of their respective leases or the service lives, whichever is shorter.

     4.  Stock-Based Compensation

         The Company, as permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE A (continued)

         No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The Company has adopted the disclosure requirements of SFAS No. 123.

     5.  Earnings Per Share

         Earnings per share are calculated under the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 requires the presentation and disclosure of basic earnings per share, and, if applicable, diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted-average number of common and common equivalent shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year. In computing diluted earnings per share, only potential common shares that are dilutive (those that reduce earnings per share or increase loss per share) are included. Exercise of stock options is not assumed if the result would be antidilutive, such as when a loss from continuing operations is reported.

     6.  Revenue Recognition

         Conference revenue is recognized when the conference is presented. Funds received in advance are treated as deferred revenue until the service is provided.

         The Company receives fees from its members for CyberStation services to be provided over one-year contracts. Such fees are treated as deferred revenue and are recognized as fee income over the course of the contract.

         The Company publishes a directory of publicly traded health care companies. Revenue is recognized upon the shipment of the directory. Subsequent subscription revenue will be recognized upon the shipment of the updated directory.

     7.  Advertising Costs

         Advertising costs are expensed as incurred. Total advertising expense for the year ended October 31, 1999 amounted to $24,097 and are included in the Statement of Operations in general and administrative expenses. There was no advertising expense for the year ended October 31, 1998.

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE A (continued)

     8.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

           Computer equipment                                        $ 67,922
           Computer software                                            1,738
           Telecommunications equipment                                13,795
           Furniture and fixtures                                      13,194
                                                                      -------

                                                                       96,649

           Less accumulated depreciation and amortization             (33,715)
                                                                      -------

                                                                     $ 62,934

NOTE C - RELATED PARTY TRANSACTIONS

     During the year ended October 31, 1998, Westergaard Publishing Corporation ("Publishing"), an affiliated entity under common control, transferred to the Company securities valued at approximately $93,000 in full settlement for a $50,000 noninterest-bearing loan from the Company. As a result of this transaction, the Company recognized as a capital contribution approximately $42,000 which was the excess value of the securities received over the affiliated receivable. The Company had previously recorded this excess as a gain in the statement of operations. As a result, the Company restated its financial statements for the year ended October 31, 1998. The effect net of taxes of zero was to increase the net loss for the year ended October 31, 1998 by approximately $42,000 from $539,000 to $581,000.

     Included in due to affiliate are liabilities in connection with unpaid expense reimbursements made by Publishing on behalf of the Company and an outstanding loan balance of $50,000 from Publishing. The loan bears interest of 8% per annum. The loan does not have a scheduled repayment date.

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE D - STOCK OPTIONS AND STOCK-BASED COMPENSATION

     The Company has a Stock Option Plan (the "Plan") which provides an opportunity for participants to obtain a proprietary interest in the Company through the grant of nonqualified stock options to purchase shares of Common Stock of the Company. The Plan authorizes the issuance of options to purchase up to an aggregate of 5,000,000 shares of Common Stock, with vesting periods of up to four years and maximum option terms of ten years. The Plan is administered by a committee which is comprised of members of the Board of Directors.

     Information regarding the stock options is summarized below:


                                         November 1, 1998 to October 31, 1999     November 1, 1997 to October 31, 1998
                                         ------------------------------------     ------------------------------------
                                                                 Weighted-                                Weighted-
                                                                  average                                  average
                                              Number             exercise               Number            exercise
                                           of options              price              of options            price
                                           -----------      -------------             -----------    ------------

        Outstanding at November 1,          1,002,500             $1.50                       -              -

        Options granted                     1,280,000              1.07               1,402,500             $1.36
        Options cancelled                    (775,000)             0.69                (400,000)             1.00
                                             --------                                ----------

        Outstanding at October 31,          1,507,500             $1.55               1,002,500             $1.50
                                            =========              ====               =========              ====

        Exercisable at October 31,          1,184,000             $1.56                 737,500             $1.68
                                            =========              ====                 =======              ====

     In connection with a short-term financing, the Company, during year ended October 31, 1999, issued 20,000 options, with fair market value of approximately $62,200, to a member of the Board of Directors for services rendered. In connection with the offering of the Company's common stock completed during the period ended October 31, 1997, the Company, during the year ended October 31, 1998, granted 500,000 options to a consultant who assisted with the offering. The fair value of such options was approximately $335,000 at grant date.

     SFAS No. 123 established the financial accounting and reporting standards for stock-based compensation. It defines a fair value method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 also gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under APB 25 with footnote disclosures of the pro forma effects as if the fair value method had been adopted. The Company has opted for the latter approach. Accordingly, no compensation expense has been recognized for the stock options. Had the compensation expense for the Company's stock options been determined based on the fair value at the grant date for awards during the years ended October 31, 1999 and 1998 consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE D (continued)


                                                                              Year ended October 31,
                                                                      ------------------------------------
                                                                           1999                    1998
                                                                      -----------------     --------------

      Net loss - as reported                                             $(1,165,939)          $(539,060)
      Net loss - pro forma                                                (4,438,187)           (608,060)
      Loss per share - as reported                                             $(.10)              $(.06)
      Loss per share - pro forma                                                (.39)               (.07)

     The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                   Year ended October 31,
                                                                               --------------------------
                                                                                  1999                 1998
                                                                               -----------           ------

                Expected dividend yield                                         -                       -
                Expected stock price volatility                                157%                    108%
                Expected life of options                                     9 years                 9 years

     The risk-free interest rate used in the valuation of the option grants ranged from 5.26% to 6.69% for the year ended October 31, 1999, and from 5.11% to 5.58% for the year ended October 31, 1998, depending on the expiration date of the options.

     The weighted-average fair value of options granted for the years ended October 31, 1999 and 1998 were $2.70 and $0.63, respectively. During the year ended October 31, 1999, the Company granted stock options whose exercise prices were either above or below the underlying stock's fair market value at the date of grant as indicated in the schedule below:


                                                  Year ended October 31, 1999            Year ended October 31, 1998
                                                  ---------------------------            ---------------------------
                                                  Weighted-          Weighted-            Weighted-        Weighted-
                                                   average         average fair            average        average fair
          Stock options granted                 exercise price         value           exercise price         value
          ----------------------                --------------    -------------        --------------    ----------
           Exercise price exceeds market
              price of stock at grant date           $1.00             $0.48                 $1.36            $0.65
           Exercise price less than market
              price of stock at grant date            1.09              3.11

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE D (continued)

     The following summarizes information about the stock options outstanding at October 31, 1999:


                                                   Options outstanding                Options exercisable
                                            ------------------------------   ----------------------------
                                               Weighted-
                               Number           average                            Number
                             outstanding       remaining        Weighted-       exercisable          Weighted-
            Range of             at         contractual          average             at               average
            exercise         October 31,         life           exercise        October 31,           exercise
            prices               1999           (years)            price            1999                price
       -------------       ---------------  -------------     ------------   ----------------    ------------

           $0.69 - $1            822,500         7.73            $0.95               584,000           $0.94
           $1.01 - $2            500,000         8.42             2.00               500,000            2.00
           $2.01 - $3            185,000         9.28             3.00               100,000            3.00
                              ----------                                          ----------

           $0.69 - $3          1,507,500                                           1,184,000
                               =========                                           =========


NOTE E - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The tax effect of the temporary differences at October 31, 1999 is as follows:


                                                              October 31,          October 31,
                                                                 1999                 1998
                                                             -------------        -------------
               Deferred tax asset
                   Net operating loss benefit                 $ 1,079,000            $ 570,000
                   Less valuation allowance                    (1,079,000)            (570,000)
                                                               ----------          ------------

                      Net deferred tax asset                $    - 0 -             $   - 0 -
                                                             ==============        ============

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE E (continued)

     At October 31, 1999, the Company has carryforward losses which are available to offset future Federal and state taxable income. Such losses expire as follows:

                   Net operating loss                  Expiration date
                   ------------------                  ---------------

                         $   617,000                      10/31/2017
                             543,000                      10/31/2018
                           1,170,000                      10/31/2019
                           ---------

                          $2,330,000
                          ==========

NOTE F - COMMITMENTS AND CONTINGENCIES

     1.  Operating Leases

         The Company is obligated to make payments under noncancellable operating leases expiring in 2001 . Such leases contain renewable options which allow the Company to renew the lease for two additional years at the end of each lease period. Total rental expenses for the years ended October 31, 1999 and 1998 were approximately $61,000 and $59,000, respectively. Future aggregate minimum annual rent payments under these operating leases are approximately as follows:

                                                       Minimum rental
                   Fiscal year                           commitment
                   -----------                           ----------

                   2000                                   $73,000
                   2001                                    21,000
                                                           ------

                                                          $94,000
                                                          =======

     2.  SEC Investigation

         The Company is currently subject to a formal order of investigation dated February 13, 1998 pursuant to Rule 7(a) of the Securities and Exchange Commission (the "SEC") Rules relating to investigations. The investigation concerns certain allegations that the Company may have failed to make appropriate disclosures on its Web pages.

                      Westergaard.com, Inc. and Subsidiary

                            October 31, 1999 and 1998

NOTE F (continued)

         The SEC took testimony of Company's Chief Executive Officer on October 1, 1998 and interviewed at least two of the Company's corporate clients. The Company is unaware of any activity since October 1, 1998 by the SEC in this matter. The Company has fully cooperated with the investigation and has reviewed with the SEC staff members its disclosure polices. The Company cannot predict whether this investigation will result in any type of formal enforcement action and whether any such action might have an adverse effect on the financial condition of the Company.

NOTE G - EARNINGS PER SHARE

     The weighted-average shares used in computing earnings per share were 11,307,597 and 8,993,975, respectively, for the years ended October 31, 1999 and 1998. As the Company had net operating loss from continuing operations, the effect of stock options outstanding at October 31, 1999 and 1998 is antidilutive and is therefore not part of the computation of diluted earnings per share.

NOTE H - GOING CONCERN MATTERS

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the years ended October 31, 1999 and 1998, the Company incurred losses of $1,165,939 and $581,576, respectively. The Company's continuing operating losses and insufficient cash flow to meet its operating needs are factors, among others, which may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. The Company currently anticipates conducting a private offering of preferred stock in the fiscal year of 2000 in order to raise additional capital required to fund operations for the foreseeable future and implement its business plan. In the event that the Company is not able to obtain such additional outside financing, the Company would scale back its growth plans and business operations to allow it to continue without the additional capital. Specifically, the Company would eliminate or delay plans to pursue formation of an online radio station, limit its marketing and advertising budget, and, if necessary, scale down its payroll expenses.

                        CONSOLIDATED FINANCIAL STATEMENTS

                      WESTERGAARD.COM, INC. AND SUBSIDIARY

              For the three months ended January 31, 2000 and 1999

                                    Unaudited

                              Westergaard.com, Inc.

                        STATEMENTS OF FINANCIAL CONDITION

                            January 31, 2000 and 1999
                                    Unaudited



                                                                                                  2000                1999
                                                                                                  ----                ----
                                                        ASSETS

CURRENT ASSETS
     Cash                                                                                        $   284,055       $ 1,710,029
     Investment in securities, at market                                                              15,787            11,015
     Accounts receivable                                                                              39,000                 -
     Subscription receivable                                                                               -           212,000
     Employee advances                                                                                20,665            18,940
                                                                                                  ----------        ----------

              Total current assets                                                                   359,507         1,951,984

NONCURRENT ASSETS
    Property and equipment (less accumulated
       depreciation and amortization of $38,018 and $17,363, respectively)                            65,197            61,356
    Other assets                                                                                      13,502            10,714
                                                                                                  ----------        ----------

              Total noncurrent assets                                                                 78,699            72,070
                                                                                                  ----------        ----------

              Total assets                                                                      $    438,206       $ 2,024,054
                                                                                                  ==========         =========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Short term loan                                                                             $          -       $   200,000
    Accounts payable and accrued expenses                                                             63,881            55,522
    Deferred revenues                                                                                 76,000            48,661
    Due to affiliate                                                                                  55,217           110,033
    Other liabilities                                                                                 50,492            90,161
                                                                                                 -----------        ----------

              Total current liabilities                                                              245,590           504,377

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
    Common stock, par value $.001; 100,000,000 shares authorized;
       11,916,445 shares issued and outstanding                                                       11,916            11,916
    Additional paid-in capital                                                                     2,861,275         2,799,075
    Accumulated deficit                                                                           (2,650,425)       (1,256,392)
    Accumulated other comprehensive loss                                                             (30,150)          (34,922)
                                                                                                 ------------       ----------

              Total shareholders' equity                                                             192,616         1,519,677
                                                                                                 -----------        ----------

              Total liabilities and shareholders' equity                                       $     438,206       $ 2,024,054
                                                                                                 ===========        ==========

                              Westergaard.com, Inc.

                            STATEMENTS OF OPERATIONS

                     For the three months ended January 31,
                                    Unaudited


                                                                                                 2000               1999
                                                                                                 ----               ----


Revenues
    Member fee income  (net of fees waived of $20,000 and
       and $14,500 in 2000 and 1999, respectively)                                           $    21,000         $   42,001
    Conferences  (net of fees waived of $45,000 in 1999)                                          67,480            145,473
    Interest                                                                                       6,680              1,035
    Other                                                                                          2,780              5,628
                                                                                              ----------          ---------

         Total revenues                                                                           97,940            194,137

Expenses
    Conference expense                                                                            18,618             32,781
    Compensation and benefits                                                                    159,306             83,846
    Professional services                                                                         26,888              9,996
    Rent and occupancy                                                                            18,180             18,741
    General and administrative expenses                                                          100,324             44,991
    Interest                                                                                       1,000
                                                                                              ----------
    Miscellaneous expense                                                                          1,056              2,120
                                                                                              ----------          ---------

         Total expenses                                                                          324,372            192,475
                                                                                              ----------          ---------

         NET (LOSS) INCOME                                                                   $  (226,432)        $    1,662
                                                                                              ==========          =========

(Loss) income per share
    Basic and diluted                                                                        $     (0.02)        $    (0.00)

Weighted-average common shares outstanding
    Basic and diluted                                                                         11,916,445          9,115,745
                                                                                              ==========          =========

                      Westergaard.com, Inc. and Subsidiary

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the three months ended January 31, 2000 and 1999
                                    Unaudited




                                                                                                  2000               1999
                                                                                             -------------        ----------


Comprehensive income
     Net loss                                                                                   $(226,423)         $   1,662
     Other comprehensive income (loss)
         Unrealized depreciation on investment in securities                                      (30,150)           (34,922)
                                                                                                 --------            -------

         Comprehensive income (loss)                                                            $(254,573)         $ (33,260)
                                                                                                 ========            =======

                      Westergaard.com, Inc. and Subsidiary

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the three months ended January 31, 2000 and 1999
                                    Unaudited


                                                                                              2000                 1999
                                                                                        ----------------     -------------

Cash flows from operating activities
    Net loss                                                                                 $(226,432)         $    1,662
    Adjustments to reconcile net loss to net cash used in
       operating activities
          Depreciation and amortization                                                          4,303                   -

          Changes in operating assets and liabilities
              Decrease (Increase) in employee advances                                             100              (2,300)
              Decrease in accounts receivable                                                   10,000                   -
              (Increase) in other assets                                                        (4,788)             (2,000)
              (Decrease) in accounts payable and accrued expenses                              (72,409)           (187,117)
              (Decrease) in deferred revenues                                                  (46,000)            (97,474)
              (Decrease) in due to affiliate                                                    (4,816)                  -
              (Decrease) increase in other liabilities                                           4,499             (10,169)
                                                                                              --------           ----------

                      Net cash used in operating activities                                   (335,543)           (297,398)
                                                                                              --------           ---------

Cash flows from investing activities
    Purchase of fixed assets                                                                    (6,566)             (8,088)
                                                                                              --------           ---------

                      Net cash (used in) provided by investing activities                       (6,566)             (8,088)
                                                                                              --------           ---------

Cash flows from financing activities
    Proceeds from short term loan                                                                                  200,000
    Proceeds from issuance of stock                                                                  -           1,804,500
                                                                                              --------           ---------

                      Net cash provided by financing activities                                      -           2,004,500
                                                                                              --------           ---------

                      NET INCREASE (DECREASE) IN CASH                                         (342,109)          1,699,014

Cash at beginning of year                                                                      626,164              11,015
                                                                                              --------           ---------

Cash at end of year                                                                          $ 284,055          $1,710,029
                                                                                              ========           =========

                      Westergaard.com, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              For the three months ended January 31, 2000 and 1999



NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     1.  Organization

         Westergaard.com, Inc. (the "Company"), a Delaware company, was organized on August 15, 1996 and commenced operations on January 1, 1996. The Company was formed to engage in the business of online publishing on the Internet, primarily for the purpose of providing investment research on publicly traded Micro-Mid Cap companies. Additionally, the Company publishes a directory of publicly traded health care companies and sponsors conferences focusing on Micro-Mid Cap companies.

         The consolidated financial statements include the assets, liabilities and results of operations of the Company's wholly-owned subsidiary, Westergaard Broadcasting Network, Inc. All intercompany balances and transactions have been eliminated.

         The unaudited interim financial statements reflect all adjustments (consisting of normal, recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

     2.  Investments in Securities

         The Company's investments in securities are categorized as available-for-sale securities, as defined by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities consist of equity securities and are stated at fair value, which is estimated based on quoted market prices, when available. If a quoted price is not available, fair value is estimated using quoted market prices for similar financial instruments. Unrealized holding gains and losses are reflected as a net amount in a separate component of shareholders' equity until realized. Realized gains and losses on sales of investments in securities are determined on a specific identification basis.

     3.  Property and Equipment

         Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Computer equipment and furniture are depreciated over 5 to 7 years. Computer software is amortized over 3 years. Leasehold improvements are amortized over the lives of their respective leases or the service lives, whichever is shorter.

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999




NOTE A (continued)

     4.  Stock-Based Compensation

         The Company, as permitted by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The Company has adopted the disclosure requirements of SFAS No. 123.

     5.  Earnings Per Share

         Earnings per share are calculated under the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 requires the presentation and disclosure of basic earnings per share, and, if applicable, diluted earnings per share. Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are based on the weighted-average number of common and common equivalent shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds received from the exercise, based on the average price during the year. In computing diluted earnings per share, only potential common shares that are dilutive (those that reduce earnings per share or increase loss per share) are included. Exercise of stock options is not assumed if the result would be antidilutive, such as when a loss from continuing operations is reported.

     6.  Revenue Recognition

         Conference revenue is recognized when the conference is presented. Funds received in advance are treated as deferred revenue until the service is provided.

         The Company receives fees from its members for CyberStation services to be provided over one-year contracts. Such fees are treated as deferred revenue and are recognized as fee income over the course of the contract.

         The Company publishes a directory of publicly traded health care companies. Revenue is recognized upon the shipment of the directory. Subsequent subscription revenue will be recognized upon the shipment of the updated directory.

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE A (continued)

     7.  Advertising Costs

         Advertising costs are expensed as incurred. Total advertising expense for the three months ended January 31, 2000 and 1999 amounted to $5,954 and $1,248, respectively, and are included in the Statement of Operations in general and administrative expenses.

     8.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:


                                                                                             2000                1999
                                                                                             ----                ----

           Computer equipment                                                              $ 68,469              54,210
           Computer software                                                                  4,927                   0
           Telecommunications equipment                                                      11,776              13,795
           Furniture and fixtures                                                            18,043              10,714
                                                                                            -------              ------

                                                                                            103,215              78,719

           Less accumulated depreciation and amortization                                   (38,018)            (17,363)
                                                                                            -------             --------

                                                                                           $ 65,197            $ 61,356
                                                                                            =======             =======

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE C - RELATED PARTY TRANSACTIONS

     Included in due to affiliate are liabilities in connection with unpaid expense reimbursements made by Westergaard Publishing Corporation, an affiliated entity under common control, on behalf of the Company and an outstanding loan balance of $50,000 and $100,000 at January 31, 2000 and 1999 respectively from Publishing. The loan bears interest of 8% per annum. The loan does not have a scheduled repayment date.

NOTE D - STOCK OPTIONS AND STOCK-BASED COMPENSATION

     The Company has a Stock Option Plan (the "Plan") which provides an opportunity for participants to obtain a proprietary interest in the Company through the grant of nonqualified stock options to purchase shares of Common Stock of the Company. The Plan authorizes the issuance of options to purchase up to an aggregate of 5,000,000 shares of Common Stock, with vesting periods of up to four years and maximum option terms of ten years. The Plan is administered by a committee which is comprised of members of the Board of Directors.

     Information regarding the stock options is summarized below:


                                         November 1, 1999 to January 31, 2000     November 1, 1998 to January 31, 1999
                                         ------------------------------------     ------------------------------------
                                                                 Weighted-                                Weighted-
                                                                  average                                  average
                                              Number             exercise               Number            exercise
                                           of options              price              of options            price
                                           -----------      -----------------         -----------    -----------------

        Outstanding at November 1,          1,507,500             $1.55               1,002,500             $1.50

        Options granted                       525,000              0.81                 100,000              1.00
                                            ---------                                 ---------

        Outstanding at January 31,          2,032,500              1.36               1,102,500              1.45
                                            =========              ====               =========              ====

        Exercisable at January 31,          1,184,000             $1.56                 864,000              1.58
                                            =========              ====               =========              ====


     SFAS No. 123 established the financial accounting and reporting standards for stock-based compensation. It defines a fair value method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 also gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under APB 25 with footnote disclosures of the pro forma effects as if the fair value method had been adopted. The Company has opted for the latter approach. Accordingly, no compensation expense has been recognized for the stock options. Had the compensation expense for the Company's stock options been determined based on the fair value at the

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE D (continued)

     grant date for awards during the three months ended January 31, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:


                                                                          Three months ended January 31,
                                                                      --------------------------------------
                                                                           1999                    1999
                                                                      ---------------         --------------

      Net (loss)/income - as reported                                      $(226,432)              $  1,662
      Net loss - pro forma                                                  (318,245)               (19,612)
      Loss/income per share - as reported                                  $    (.02)              $    .00
      Loss per share - pro forma                                                (.03)                  (.00)

     The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                                                               Three months ended January 31,
                                                                               ------------------------------
                                                                                  2000                 1999
                                                                               -----------           ------
                Expected dividend yield                                            -                    -
                Expected stock price volatility                                   166%                 140%
                Expected life of options                                       8.5 years             9 years

     The risk-free interest rate used in the valuation of the option grants was approximately 5.26% for the three months ended January 31, 2000, and range from 5.26% to 6.56% for the three months ended January 31, 1999, depending on the expiration date of the options.

     The weighted-average fair value of options granted for the three months ended January 31, 2000 and 1999 were $1.39 and $0.49, respectively. During the three months ended January 31, 2000, the Company granted stock options whose exercise prices were either above or below the underlying stock's fair market value at the date of grant as indicated in the schedule below:


                                                 Three ended January 31, 2000           Three ended January 31, 1999
                                                 ----------------------------           ----------------------------
                                                  Weighted-          Weighted-            Weighted-        Weighted-
                                                   average         average fair            Average        average fair
          Stock options granted                 exercise price         value           exercise price         Value
          ----------------------                --------------    -------------        --------------    ------------
           Exercise price exceeds market
              price of stock at grant date           $1.00             $0.68                 $1.00            $0.49
           Exercise price less than market
              price of stock at grant date            0.80              1.43                  -                -

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE D (continued)

     The following summarizes information about the stock options outstanding at January 31, 2000:


                                                   Options outstanding                Options exercisable
                                            ------------------------------   -----------------------------------
                                               Weighted-
                               Number           average                            Number
                             outstanding       remaining        Weighted-       exercisable          Weighted-
            Range of             at         contractual          average             at               average
            exercise         January 31,         life           exercise        January 31,           exercise
            prices               2000           (years)            price            2000                price
       -------------       ---------------  -------------     ------------   ----------------    ---------------

           $0.69 - $1          1,347,500         8.43            $0.95               584,000           $0.94
           $1.01 - $2            500,000         8.17             2.00               500,000            2.00
           $2.01 - $3            185,000         9.03             3.00               100,000            3.00
                              ----------                                          ----------

           $0.69 - $3          2,032,500                                           1,184,000
                               =========                                           =========


NOTE E - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The tax effect of the temporary differences is as follows:


                                                                           January 31,          January 31,
                                                                              2000                 1999
                                                                          -------------        ------------

               Deferred tax asset
                   Net operating loss benefit                              $ 1,184,000          $ 539,000
                   Less valuation allowance                                 (1,184,000)          (539,000)
                                                                            ----------          ----------

                      Net deferred tax asset                               $    - 0 -           $   - 0 -
                                                                           ===========          ==========

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE E (continued)

     At January 31, 2000, the Company has carryforward losses which are available to offset future Federal and state taxable income. Such losses expire as follows:

                   Net operating loss                      Expiration date
                   ------------------                      ---------------

                         $   617,000                          10/31/2017
                             543,000                          10/31/2018
                           1,170,000                          10/31/2019
                             227,000                          10/31/2020
                          ----------

                         $ 2,557,000
                          ==========

NOTE F - COMMITMENTS AND CONTINGENCIES

     1.  Operating Leases

         The Company is obligated to make payments under noncancellable operating leases expiring in 2000 and 2001. Such leases contain renewable options which allow the Company to renew the lease for two additional years at the end of each lease period. Total rental expenses for the three months ended January 31, 2000 and 1999 were approximately $18,000 and $19,000, respectively. Future aggregate minimum annual rent payments under these operating leases are approximately as follows:

                           Fiscal                              Minimum Rental
                            Year                                 Commitment
                           ------                              --------------

                            2000                                   $54,000
                            2001                                    21,000
                                                                    ------

                                                                   $75,000
                                                                    ======

     2.  SEC Investigation

         The Company had been the subject to a formal order of investigation dated February 13, 1998 pursuant to Rule 7(a) of the Securities and Exchange Commission (the "SEC") Rules relating to investigations. The investigation concerns certain allegations that the Company may have failed to make appropriate disclosures on its Web pages.

                      Westergaard.com, Inc. and Subsidiary

              For the three months ended January 31, 2000 and 1999



NOTE F (continued)

         The SEC took testimony of Company's Chief Executive Officer on October 1, 1998 and interviewed at least two of the Company's corporate clients. The Company had fully cooperated with the investigation and has reviewed with the SEC staff members its disclosure polices. Subsequent to January 31, 2000, the Company has been notified by the SEC that the investigation has been terminated and that no enforcement action has been recommended.

NOTE G - EARNINGS PER SHARE

     The weighted-average shares used in computing earnings per share were 11,916,445 and 9,115,745, respectively, for the three months ended January 31, 2000 and 1999. As the Company had net operating loss from continuing operations, the effect of stock options outstanding at January 31, 2000 and 1999 is antidilutive and is therefore not part of the computation of diluted earnings per share.

NOTE H - GOING CONCERN MATTERS

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred accumulative losses of $2,650,425 as of January 31, 2000. The Company's continuing operating losses and insufficient cash flow to meet its operating needs are factors, among others, which may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

     The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitability. The Company currently anticipates conducting a private offering of preferred stock in the fiscal year of 2000 in order to raise additional capital required to fund operations for the foreseeable future and implement its business plan. In the event that the Company is not able to obtain such additional outside financing, the Company would scale back its growth plans and business operations to allow it to continue without the additional capital. Specifically, the Company would eliminate or delay plans to pursue formation of an online radio station, limit its marketing and advertising budget, and, if necessary, scale down its payroll expenses.

                                    PART III

INDEX TO EXHIBITS

EXHIBIT NUMBER         DESCRIPTION

           (2)         Articles of Incorporation and By-laws:
          *2.1         Certificate of Incorporation
         **2.2         Amendment to Certificate if Incorporation
          *2.3         By-Laws
        ** 2.4         Designation of certificate of designation
                       of rights and preferences of series a preferred stock of
                       Westergaard.com, Inc.
           (4)         Instruments defining rights of security holders
          +4.1         Designation of certificate of designation
                       of rights and preferences of Series A preferred stock of
                       Westergaard.com, Inc.
           (6)         Material Contracts
        ** 6.1         Form of a Member Affiliate Contract

------------
    * Filed as Exhibits 2, 2.1 and 2.3 respectively in Westergaard.com, Inc.'s From 10-SB filed on March 2, 2000, and incorporated herein reference.

    ** filed as Exhibits 2.2, 2.4, and 6.1 respectively in Westergaard.com, Inc.'s Form 10-SB filed on April 28, 2000, and incorporated herein by reference.

    + Contained in Exhibit 2.4 in Westergaard.com, Inc.'s Form 10-SB filed on April 28, 2000.